THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6000

November 17, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received Friday, October 27, 2006 on Post-Effective Amendment No. 71 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, Leeb Focus Fund (the “Fund”). Our responses to your comments are set forth below.

Prospectus

Comments: In the section relating to the adviser’s prior performance, (i) clarify that the returns shown relate to the adviser’s private accounts. Supplementally, confirm that the returns include all accounts managed using a similar strategy to that of the Fund. If the returns do not include the performance of all such accounts, explain why such other accounts are excluded; (ii) Define the following words used in this section: (A) composite dispersion, and (B) internal dispersion; and (iii) clarify whether the returns shown were verified by an independent accounting firm and, if so, disclose the name of such accountant in the prospectus and include the accountant’s written consent to use the verified returns as an exhibit to next filing.

Response: (i) As requested, we have moved the following disclosure from footnote 1 to the text of the “Appendix” as follows:

The adviser’s Large-Cap Growth Composite (the “Composite”) represents all fee-paying advisory accounts with assets greater than $250,000 that are managed on a discretionary basis in accordance with the adviser’s Large-Cap Growth (“LCG”) investment strategy. Such accounts include, but are not limited to: high net worth individuals, trusts, institutions, and charitable organizations.

The adviser has confirmed that the returns include the performance of all accounts managed using a similar strategy that the adviser will use to manage the Fund, except accounts with assets less than $250,000. The adviser further has represented that the exclusion of these small accounts does not have a material, adverse impact on the performance returns shown.

(ii) As requested, we have added the following footnote to “Composite Dispersion”:

The annual composite dispersion presented is an asset-weighted standard deviation calculated for the accounts in the composite for the entire year.

We also changed the heading “Internal Dispersion” to read “Composite Dispersion” and referenced the same footnote.

(iii)	As requested, we have added the following disclosure:

The adviser’s performance returns are verified by Ashland Partners & Company LLP on a firm-wide basis for the period March 31, 1999 through June 30, 2006. In addition, a performance examination of the LCG composite has been conducted for the period beginning March 31, 1999.

We have received Ashland Partners’ written consent to include the verified report in the Fund’s prospectus, and a copy of the consent will be including in the next post-effective amendment to the Trust’s registration statement.

Statement of Additional Information

Comment: In the section relating to the Fund’s portfolio managers, (i) list the accounts managed by each manager individually or clarify that the accounts are managed by the investment committee as a team, and not individually by the managers; and (ii) address potential conflicts with respect to allocating investment opportunities among the Fund and the adviser’s other clients or, if deemed not applicable, explain why such conflicts are not applicable to the Fund.

Response: As requested, we have revised the first paragraph under “Portfolio Managers” to clarify that the accounts are managed by the Advisor’s investment committee as a team, and not by individual portfolio managers.

The Fund’s adviser explained to us that because it employs the same “focused” investment strategy, which seeks primarily large cap stocks, on behalf of all of the adviser’s clients, allocation of investment opportunities among accounts with different strategies is not a material conflict that is likely to arise in managing the Fund. As requested, we have added the following disclosure to this section:

The Portfolio Managers may be presented with potential or actual conflicts of interest as a result of their day-to-day management responsibilities with respect to other accounts managed by the Advisor. For example, management of these other accounts may result in a Portfolio Manager devoting unequal time and attention to the management of the Fund and such other accounts. The Advisor has determined that the Portfolio Managers would be able to devote sufficient attention to the management of the Fund. In addition, the Advisor continually seeks to manage such competing interests for the time and attention of the Portfolio Managers. Because the Advisor employs the same “focused” investment strategy, which seeks primarily large cap stocks, on behalf of all of the adviser’s clients, allocation of investment opportunities among accounts with different strategies is not a material conflict that the Advisor believes is likely to arise in managing the Fund.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised. If not, please let us know and we will further revise. Please call me at 314-552-6295 if you have any questions relating to this letter.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

In connection with post-effective amendment no. 71 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, Leeb Focus Fund (the “Fund”), the undersigned hereby states as follows:

1.	The Fund acknowledges that all disclosures contained in the registration statement about the Fund are its responsibility;

2.

The Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and Fund each hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By: /s/ Heather Bonds
Heather Bonds, Secretary